SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 17, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated October 17, 2016, entitled “Syneron Medical Strengthens Senior Management and Announces Preliminary Third Quarter 2016 Revenue.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: October 17, 2016

Syneron Medical Strengthens Senior Management and Announces
Preliminary Third Quarter 2016 Revenue

Strengthens Senior Management Team with High Ranking Aesthetic Industry Veterans

Revenue Expected to be $70 to $72 Million

Total Body Shaping Revenue Expected to be Approximately $14 Million, mainly from UltraShape

Full Third Quarter Financial Results to be Announced on November 9, 2016

Irvine, CA, October 17, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced that it is strengthening its management team with the addition of leading aesthetic industry veterans and announced preliminary third quarter 2016 revenue results.

Senior Management Team Additions
Syneron announced the strengthening of its senior management team with the following positions:

Philippe A. Schaison is joining as CEO of Syneron Candela North America and Global Executive Vice President Strategy and Business Development. In these positions, Dr. Schaison will lead the Company’s North American Body Shaping and Aesthetic divisions. Dr. Schaison is joining Syneron from Allergan plc, where he served as President of the $2 billion U.S. Aesthetic and Dermatology business since 2013, with responsibility for Allergan’s top aesthetic brands, including Botox, Juvaderm, Skin Medica, and other leading brands. Prior to Allergan, Dr. Schaison served in leadership roles of several aesthetic businesses, including Clarins, Johnson & Johnson where he served as VP of Global Skin Care, and L’Oreal. Dr. Schaison received a Master of Business Administration in marketing from the Hautes Etudes Commerciales (H.E.C.) in Paris, and a Doctorate in Pharmacy from the University Of Paris V.

Paul Little is joining as Global Chief Operating Officer. In this position, he will have worldwide responsibility for the Company’s operations. Mr. Little brings over 30 years of experience in finance, business strategy and operations roles, spanning pharmaceutical, medical device, consumer packaged goods and public accounting industries. Most recently, he served as the Vice President, Finance and Head of Commercial operations of Allergan Medical Aesthetics. He began his career in public accounting at KPMG. Mr. Little earned a BA in Business Economics from the University of California, Santa Barbara.

Yariv Matzliach is joining as Executive Vice President, Distribution Channels. In this position, he will be responsible for building stronger relationships with the Company’s international new and existing distribution partners, including implementing the new consumables business model to drive recurring revenue. Dr. Matzliach will be based out of the Company’s global headquarters. Dr. Matzliach is a co-founder of Alma Lasers, a global developer, manufacturer and provider of cosmetic laser solutions and medical lasers where he served as President from 2004 to 2011. Prior to Alma Lasers, Dr. Matzliach served in sales and marketing positions at several medical companies. Dr. Matzliach received a Doctor of Dental Surgery at UNAM in Mexico City and completed the Executive Business Administration course at Elscint in Paris.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We are very excited about the three top executives that are joining Syneron: Philippe Schaison and Paul Little, leaders of Allergan’s aesthetic business in North America, and Yariv Matzliach, one of the founders and former President of Alma Lasers. They bring broad industry experience and relationships that will help us to continue driving growth of our aesthetic business and improve our operating leverage and profitability.”

See below for information on inducement award grants being provided to these new executives.

Preliminary Third Quarter 2016 Revenue
Total revenue for the third quarter 2016 is expected to be in the range of $70 to $72 million, up approximately 14% to 17% year-over-year when excluding $0.5 million of sales associated with the dental laser subsidiary in the third quarter 2015 (this subsidiary was sold in May 2016). Third quarter 2016 revenue was driven by approximately 60% growth from the Company’s Emerging Products. Total Body Shaping revenue in the third quarter 2016 was approximately $14 million, up more than 40% year-over-year, mainly from UltraShape sales, driven by the launch of UltraShape Power.

North America product revenue was up approximately 20% year-over-year, Asia-Pacific product revenue was up approximately 25% year-over-year, and EMEA region product revenue was up approximately 9% year-over-year.

Mr. Meridor added, “Our preliminary third quarter revenue results were driven by strong growth from the Company’s Emerging Products, which continued to grow and reached around one-third of total revenue in the quarter. We achieved good results in North America following a challenging second quarter and are pleased that revenue grew in all geographies during the third quarter.”
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Third Quarter 2016 Financial Results Press Release and Conference Call
Syneron will release third quarter 2016 financial results before the market opens on Wednesday, November 9, 2016. The earnings release will be available on Syneron's website at www.investors.syneron.com. Syneron management will host a conference call and a live webcast at 8:30 a.m. (ET) on the same day. A question & answer session will follow management's discussion of events in the third quarter 2016.

Investors and analysts may participate in the conference call using the following dial-in numbers:

US (toll free):     (877) 280-3488
International:     (646) 254-3376

The conference passcode for both is 8307359. Investors and other interested parties can also access a live webcast of the conference call through the Investor Relations page on Syneron's website at www.investors.syneron.com. Please log-in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

Inducement Award Grants
In connection with the hiring of these three executives, the Company has approved the grant of (i) 300,000 options to purchase ordinary shares of the Company (Options), and 100,000 restricted stock units (RSUs) to Dr. Schaison, (ii) 200,000 Options to Mr. Little, and (iii) 200,000 Options to Dr. Matzliach. The Options and RSUs will vest quarterly over a period of four years, with 25% of the shares subject to the Options and RSUs vesting on the one-year anniversary following the first employment anniversary date. The exercise price of the Options will be set pursuant the Company’s established practice which is the closing price of Syneron's ordinary shares on the date following the announcement of Syneron’s next quarterly financial results (third quarter 2016 financial results to be announced on November 9, 2016). The grants to Dr. Schaison, Mr. Little and Dr. Matzliach, which will be in the form of employment inducement awards, were approved by the Compensation Committee of the Syneron Board of Directors as an inducement material to Dr. Schaison, Mr. Little and Dr. Matzliach entering into employment with Syneron in accordance with NASDAQ Listing Rule 5635(c)(4).  .

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus.

Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include preliminary third quarter 2016 results, the proposed equity awards to the new management members and Mr. Meridor's statement that the new management members will help the Company to continue to drive growth of its aesthetic business and improve its operating leverage and profitability. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the smooth integration of the new management team into the Company, the continued success of the Total Body Shaping Business, the continued improvements of the North American market, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  While Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com